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                                                                  EXHIBIT 99.1



                          MAGNUM HUNTER RESOURCES, INC.
                   600 EAST LAS COLINAS BOULEVARD, SUITE 1100
                               IRVING, TEXAS 75039


                                __________, 2002


Dear Stockholder:

         Enclosed are the prospectus and other materials relating to the warrants distribution by Magnum Hunter Resources, Inc.

         Please carefully review the prospectus, which describes the warrants distribution and considerations relating to whether you should hold, sell or exercise your warrants. You will find answers to some frequently asked questions about the warrants distribution beginning on page Q-1 of the prospectus.

         The principal terms of the warrants distribution are as follows:

o If you own our common stock, you will receive one transferable warrant for every five shares of Magnum Hunter common stock you owned on January 10, 2002 or subsequently acquired, assuming you still own these shares.

o You may purchase one share of common stock for each warrant you receive at the exercise price of $15.00 per share.

o The warrants will expire at 5:00 p.m., New York City time, on _______, 2005. If you do not exercise or sell your warrants before that date, they will expire and will have no monetary value.

         If your shares are held in your name, a warrant certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

         There is currently no active trading market for the warrants. We intend to apply for a listing or quotation of the warrants on the American Stock Exchange. However, we cannot assure you that you will be able to sell your warrants at all or at a price that is satisfactory to you.

         If you do not exercise your warrants, your ownership in Magnum Hunter may be diluted. Please see page 13 of the prospectus for a discussion of dilution and other risk factors.

         If you have any questions concerning the warrants offering, please feel free to contact Morgan F. Johnston, Vice President, General Counsel and Secretary of Magnum Hunter, at (972) 401-0752.




                                        -------------------------------------
                                        Gary C. Evans, Chairman of the Board,
                                        President and Chief Executive Officer